NABRIVA THERAPEUTICS PLC

56 Fitzwilliam Square

Dublin 2, Ireland

May 18, 2017

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Mail Stop 3010

Attention:  Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Nabriva Therapeutics plc Registration Statement on Form S-4 Filed April 14, 2017 File No. 333-217315

Dear Ms. Hayes:

This letter is submitted on behalf of Nabriva Therapeutics plc (“Nabriva Ireland,” the “Company,” “we,” “us” or “our”) in response to the comment No. 2 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”), as set forth in your letter dated May 16, 2017 (the “Comment Letter”).  Terms not defined herein shall have the meaning ascribed to them in the Registration Statement.

This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response.

General

1.                                      We note your response to prior comment 1. Please address the effect described in Rule 13e-3(a)(3)(ii)(a). Also, expand your analysis of the availability of the exception found in Rule 13e-3(g)(2) to include an analysis of the similarity of the Nabriva AG securities and the Nabriva Ireland securities.

Rule 13e-3(g)(2) excepts transactions from the requirements of Rule 13e-3 when an issuer’s security holders are “offered or receive only an equity security” that meets certain criteria. The Commission has stated that, in the merger context, the exception applies where the issuer’s security holders receive the common stock of the acquiror or the surviving entity in the transaction. See Exchange Act Release No. 17,719 (Apr. 13, 1981). This is because, in the Commission’s view, a critical factor in determining whether the protections of Rule 13e-3 are necessary is whether security holders are permitted to retain an equity interest in the entity that will subsume the issuer. See id. In the Exchange Offer, Nabriva Ireland is offering the holders of Nabriva AG Common Stock and Nabriva AG ADSs only Nabriva Ireland Shares, and the current equity holders of Nabriva AG as a whole will have an opportunity to maintain an equity interest in Nabriva Ireland, which will be listed on the Nasdaq Global Select Market and continue to be an Exchange Act reporting company. We believe the Exchange Offer satisfies the requirements of Rule 13e-3(g)(2): - (1) Security holders are being offered only an equity security, Nabriva Ireland Shares; (2) Nabriva Ireland Shares has substantially the same rights as the equity securities of Nabriva AG (as described below); (3) Nabriva Ireland Shares will be registered pursuant to section 12 of the Exchange Act and (4) Nabriva Ireland Shares will be listed on a national securities exchange.

It is important to note that the Exchange Offer is also of a different nature than the “going private” transactions generally captured by Rule 13e-3, as the holders of Nabriva AG ADSs, which are currently listed on Nasdaq Global Select Market, will be receiving shares of Nabriva Ireland Shares which are also listed on the Nasdaq Global Select Market. Pursuant to prior no-action letters issued by the Staff of the Commission, we believe that Nabriva Ireland will be deemed a successor issuer upon making the requisite filings with the Commission. In the Exchange Offer, a holder of Nabriva AG Common Shares will receive ten Nabriva Ireland Shares for each Nabriva AG Common Share tendered into the Exchange Offer and a holder of Nabriva AG ADS will receive one Nabriva Ireland Share for each Nabriva AG ADS tendered into the Exchange Offer. We also believe that the Exchange Offer is consistent with the purpose of Rule 13e-3(g)(2) and beyond the ambit of the concerns addressed by Rule 13e-3. The SEC has previously stated that certain transactions, in which securities with essentially the same attributes (here, the equity securities of another publicly held issuer) are offered, are “outside the purpose of Rule 13e-3 since all holders of that class of security are on equal footing and are permitted to maintain an equivalent or enhanced equity interest. See Exchange Act Release No. 16,075 (Aug. 2, 1975).

While we acknowledge that the Exchange Offer may produce the effects described in Rule 13e-3(a)(3)(ii), we respectfully submit that the exception set forth in Rule 13e-3(g)(2) applies to the Exchange Offer, and therefore the Exchange Offer is not subject to Rule 13e-3. As described below, the Nabriva Ireland Shares have substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights:

Substantially the Same Rights

An overview of the Nabriva AG securities and the Nabriva Ireland securities is set out below. In almost all respects the securities are substantially identical. There are some differences between the securities, which are also outlined below.

Voting

Nabriva AG and Nabriva Ireland shareholders have identical rights as to voting at shareholder meetings — each common share (Nabriva AG) and each ordinary share (Nabriva Ireland) entitle the holder to one vote.

Dividends

Nabriva AG security holders and Nabriva Ireland security holders have identical rights to receive dividends, on a pro-rata basis, from Nabriva AG/Nabriva Ireland respectively.

Redemption

Nabriva AG securities and Nabriva Ireland securities are substantially similar in terms of redemption rights - neither the Nabriva AG nor the Nabriva Ireland securities are subject to automatic rights of redemption, but all such securities are equally capable of being redeemed by the respective companies.

Liquidation rights

The rights of Nabriva AG and Nabriva Ireland shareholders to wind the respective companies up are identical — shareholders representing 75% of the issued share capital present at a shareholder meeting must vote in favour of the relevant resolution. If, on a winding up, the assets available for distribution among Nabriva Ireland/Nabriva AG shareholders are more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess must be distributed among the shareholders in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively.

Board of Directors — structure, appointment and removal

Nabriva AG has a two-tier board structure (a management board and a supervisory board); Nabriva Ireland has a unitary board structure. Under Austrian law, public companies must have a two-tier board structure; whereas Irish law does not recognise the concept of two-tier board structures, and that is the reason for the difference in board structures between the two companies.

The supervisory board of Nabriva AG and the board of directors of Nabriva Ireland are elected on a similar basis — by shareholders at general meetings. Under Nabriva Ireland’s bylaws, directors are elected at each annual shareholder meeting and under Austrian law, members of the supervisory board can be elected for a maximum period of approximately five years. Members of each of the boards of directors can be removed in a similar way — by shareholders in general meeting. Shareholders representing 75% of the issued share capital present at a shareholder meeting of Nabriva AG must vote in favour of the relevant resolution; and shareholders representing 50% of the issued share capital present at a shareholder meeting of Nabriva Ireland must vote in favour of the relevant resolution.

Shareholder Meetings — right to propose business

Shareholders of Nabriva AG and Nabriva Ireland have substantially similar rights to propose business at shareholder meetings of the respective companies. Under Austrian law, shareholders of Nabriva AG holding, either individually or jointly with other shareholders, at least 5% of the outstanding shares are entitled to propose new items on the agenda of a shareholder meeting. In addition, shareholders of Nabriva AG holding, either individually or jointly with other shareholders, at least 1% of the outstanding shares are entitled to propose new proposals for resolutions for existing items on the agenda of a shareholder meeting. Under Nabriva Ireland’s bylaws, any shareholder (regardless of its percentage shareholding) can propose business at general meetings, provided it does so in accordance with the relevant provisions of the bylaws.

Extraordinary General Meeting

Shareholders of Nabriva AG and Nabriva Ireland have substantially similar rights to request that shareholder meetings be convened — shareholders representing at least 5% of Nabriva AG’s share capital may request such a meeting; and shareholders representing at least 10% of Nabriva Ireland’s share capital may request such a meeting.

Takeover Rules

Nabriva Ireland will be subject to the Irish takeover rules; Nabriva AG is not subject to Austrian domestic takeover rules. Nabriva Ireland has included standard provisions relating to business combinations and the ability to adopt a shareholders’ rights plan in its bylaws, which is consistent with many other Irish companies, with a US listing of their shares. Such provisions are not permitted under Austrian law and, for that reason, are not included in Nabriva AG’s bylaws.

Amendments to Governing Documents

Nabriva AG and Nabriva Ireland shareholders have identical rights to amend the respective companies’ governing documents — shareholders representing 75% of the issued share capital present at a shareholder meeting must vote in favour of the relevant resolution.

Pre-emption

Shareholders have substantially similar pre-emption rights under Austrian law and under Irish law. Irish law permits shareholders to waive these statutory pre-emption rights either under a company’s bylaws or at a shareholder meeting, for a maximum period of five years. Nabriva Ireland’s bylaws provide that these statutory pre-emption rights are disapplied for the maximum period in accordance with applicable law. Austrian law permits shareholders to disapply such rights by way of a shareholder resolution and in relation to a specific capital increase.

For the foregoing reasons, we believe that the exception set forth in Rule 13e-3(g)(2) applies to the Exchange Offer.

Where You Can Find More Information, page 16

2.                                      We note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Response:  The disclosure appearing on page 16 of the Registration Statement has been revised in response to the Staff’s comment.

Extensions, Amendments and Termination of Exchange Offer, page 45

3.                                      Refer to your disclosure relating to a possible subsequent offering period.  Please revise this section to ensure that you comply with Rule 14d-11.

Response:  The disclosure appearing on page 45 of the Registration Statement has been revised in response to the Staff’s comment.

Withdrawal Rights, page 50

4.                                      We reissue prior comment 5 as it related to back-end withdrawal rights.

Response:  The disclosure appearing on page 50 of the Registration Statement has been revised in response to the Staff’s comment.

Completion and Settlement of Exchange Offer, page 53

5.                                      We note your disclosure in the first sentence under the caption “Settlement and Delivery of Securities.”  We also note your response to prior comment 3.  It remains unclear how your offer will be compliant with the requirement of prompt payment under Rule 14e-1(c).

Response:  The disclosure appearing on page 53 of the Registration Statement has been revised in response to the Staff’s comment.

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Andrew Gilbert, Esq., of DLA Piper LLP (US), counsel to the Company, at (973) 520-2553.

Sincerely,

/s/ Colin Broom
Colin Broom
Chief Executive Officer

cc:                                Andrew Gilbert, Esq., DLA Piper LLP (US)

Fax: (973) 520-2573

                                                Scott A. Cowan, Esq., DLA Piper LLP (US)

Fax: (973) 520-2574

Sanjay M. Shirodkar, Esq., DLA Piper LLP (US)

                                                Fax: (410) 580-3184